(Excerpt Translation)


                                                                  March 20, 2006
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in February 2006 (the "Current Month").


1.  Summary

     Number of listed shares as of the end of the           3,609,997,492 shares
     preceding month

     Total number of shares changed during the                          0 shares
     Current Month

     (out of which, as a result of exercise of stock                  (0 shares)
     acquisition rights)

     (out of which, as a result of other reasons)                     (0 shares)

     Number of listed shares as of the end of the           3,609,997,492 shares
     Current Month

2.   Stock acquisition rights (1st series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1)  Number of shares

     Total number of shares delivered during the                   51,100 shares
     Current Month

     (out of which, number of newly issued shares)                    (0 shares)

     (out of which, number of shares transferred from            (51,100 shares)
     treasury shares)

(2)  Exercise price

     Aggregate exercise price during the Current                 JPY 151,153,800
     Month

     (out of which, aggregate amount of newly issued                     (JPY 0)
     shares)

     (out of which, aggregate amount of shares                 (JPY 151,153,800)
     transferred from treasury shares)

3.   Stock acquisition rights (2nd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1)  Number of shares

     Total number of shares delivered during the                   59,600 shares
     Current Month

     (out of which, number of newly issued shares)                    (0 shares)

     (out of which, number of shares transferred from            (59,600 shares)
     treasury shares)

(2)  Exercise price

     Aggregate exercise price during the Current                 JPY 185,713,600
     Month

     (out of which, aggregate amount of newly issued                     (JPY 0)
     shares)

     (out of which, aggregate amount of shares                 (JPY 185,713,600)
     transferred from treasury shares)